

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 5, 2012

<u>Via E-Mail</u>

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

      RE: CVR Energy, Inc.
              Response to Comment Letter dated February 23, 2012
              Filed on February 27, 2012 by Icahn Partners LP et. al.
              File No. 001-33492

Dear Mr. Schaitkin:

      We have reviewed your correspondence and have the following comments.

1.   We disagree with your analysis in response to prior comment 1 and reissue the comment. Revise your disclosure to provide it in an unredacted format.

2.   We reissue prior comment 2, which sought a supplemental response.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Sincerely,

                    <u>/s/ Daniel F. Duchovny</u>
                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers & Acquisitions